Shareholder Meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Independent Trustees
William H Cunningham	17,841,628.610	621,208.819
Grace K. Fey	17,882,335.058	580,502.371
Hassell H. McClellan	17,872,948.836	589,888.593
Gregory A. Russo	17,859,166.111	603,671.318

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.